Schedule 13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Community Shores Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204046 10 6

(CUSIP Number)

March 28, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No. 204046 10 6

1.	Names of Reporting Persons: Robert L. Chandonnet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 613,921

	6.	Shared Voting Power:

	7.	Sole Dispositive Power: 613,921

	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 613,921

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 14.97% *This percent is based on 4,101,664 shares of Common Stock outstanding, as confirmed by the Company via email.

12.	Type of Reporting Persons (See Instructions) IN

Schedule 13G	Page 3 of 5

Item 1. (a)	Name of Issuer: Community Shores Bank Corporation

Item 1. (b)	Address of Issuer’s Principal Executive Offices: 1030 W. Norton Avenue, Muskegon, Michigan 49441

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by Robert L. Chandonnet (“Mr. Chandonnet”), who is a director on the board of the directors of Community Shores Bank Corporation (“Community Shores”).

This Schedule 13G is intended to report beneficial ownership of 613,921 shares of Common Stock of Community Shores. Of these 613,921 shares, Mr. Chandonnet beneficially owns directly 613,921 shares. Mr. Chandonnet has sole power to vote and dispose of the 613,921 shares.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

Mr. Chandonnet’s principal business office is located at:

2925 Lincoln Street

Norton Shores, MI 49441

Item 2. (c)	Citizenship: Mr. Chandonnet is a citizen of the United States of America.

Item 2. (d)	Title of Class of Securities: Common stock

Item 2. (e)	CUSIP Number: 204046 10 6

Schedule 13G	Page 4 of 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Robert L. Chandonnet

(a)	Amount beneficially owned: 613,921.

(b)	Percent of class: 14.97%.
*This percent is based on 4,101,664 shares of Common Stock outstanding, as confirmed by the Company via email.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 613,921.

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 613,921.

(iv)	Shared power to dispose or to direct the disposition of:

Schedule 13G	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016

/s/ Robert L. Chandonnet
Robert L. Chandonnet, Individually